Filed by The Keith Companies, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                     Subject Company: The Keith Companies, Inc.
                                                 Commission File No.: 000-26561

This filing relates to the Agreement and Plan of Merger and Reorganization, dated April 14, 2005, by and among Stantec Inc., Stantec Consulting California Inc., and The Keith Companies, Inc. The following is a memorandum distributed by the President and Chief Operating Officer of The Keith Companies on April 29, 2005.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Stantec and TKC will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Stockholders of Stantec and TKC are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160-112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

And from:
The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec's proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC's directors and executive officers is also included in its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors,


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among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, a downturn in the real estate market, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward- looking statements in this release.



                                        THE KEITH COMPANIES/TKC

           MEMORANDUM


DATE:      April 29, 2005                          JOB NO.:
TO:        RECIPIENT                               PROJECT:   TKC/Stantec Merger
FROM:      Eric Nielsen
CC:
RE:        Stock Options Treatment
--------------------------------------------------------------------------------

TREATMENT OF TKC EMPLOYEE STOCK OPTIONS

We have summarized below the treatment of outstanding employee stock options under The Keith Companies' (TKC) merger agreement with Stantec. The following summary assumes our merger is actually consummated, which is not expected to occur until the third quarter 2005. Be advised that the merger is subject to various conditions, including approval by TKC's shareholders, and if the merger is not completed, all employee stock options will, unless exercised, continue in effect in accordance with their terms without modification.

This summary does not address the tax treatment resulting from the exercise or tender of employee stock options. You are directed to the TKC's filing on Form S-8 with the Securities and Exchange Commission for a general discussion with respect to tax matters. However, we strongly urge you to consult your own tax advisor.

        TERMINATION OF OPTIONS

All outstanding employee stock options will terminate at the effective time of the merger. Consequently, in order to receive the value of any excess of the merger consideration over the exercise price of your vested or unvested options, please see below for a discussion of the treatment of vested and unvested options.

        VESTED OPTIONS

In order to receive the value of any excess of the merger consideration over the exercise price of the vested options you hold, you must EXERCISE THE VESTED OPTIONS prior to the effective time of the merger. We will provide you notice of when we anticipate the effective time to occur about 20 business days in advance of the effective time so that you will have sufficient time to exercise vested options. In addition, we expect to provide a mechanism whereby you will be able to condition your exercise on the consummation of the merger. You may exercise your option by paying the exercise price in cash or on a "cashless" basis by surrendering some of your "in the money" options in lieu of the cash exercise price. You will receive shares of common stock of TKC when you exercise your vested options. This common stock will be exchanged in the merger on the same terms as all other outstanding shares of our common stock.


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        UNVESTED OPTIONS

Options which are "unvested" at the effective time of the merger may not be exercised by you. About 20 business days prior to the effective time, we intend to make an offer to purchase your unvested options for a cash purchase price equal to the difference between the value of the merger consideration and the exercise price of the option. We will make this offer pursuant to a separate document which will contain instructions on how you may accept the offer. Any offer to purchase that we make will be conditioned on the merger actually occurring. Consequently, in order to receive the value of any excess of the merger consideration over the exercise price of the unvested options you hold, you must SUBMIT YOUR UNVESTED OPTIONS for purchase when we offer to purchase them.